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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46718

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EATON PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

131 ROWAYTON AVENUE
(No. and Street)

ROWAYTON	CT	06853
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

AJAY AHUJA 203-831-2970
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name – *if individual, state last, first, middle name*)

5 WEST 37TH STREET, 4TH FLOOR	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 10 2016
Washington DC
413

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, AJAY AHUJA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EATON PARTNERS, LLC, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public
My commission expires 8/31/2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Eaton Partners, LLC and Subsidiaries:

We have audited the accompanying consolidated statement of financial condition of Eaton Partners, LLC and Subsidiaries (the "Company") as of December 31, 2015, and the related notes to the consolidated financial statement. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

Auditor's Responsibility

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in this consolidated financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of this consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Eaton Partners, LLC and Subsidiaries as of December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
March 9, 2016

EATON PARTNERS, LLC & SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$	3,090,771
Fees receivable		63,975,266
Property and equipment (net of accumulated depreciation of $1,454,049)		475,792
Other assets		612,123
TOTAL ASSETS	$	68,153,952

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:		
Accrued expenses and other liabilities	$	10,167,528
Interest of minority partners in Eaton UK		4
Commissions payable		10,887,314
TOTAL LIABILITIES		21,054,846
Members' capital		47,099,106
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	68,153,952

The accompanying notes are an integral part of this consolidated statement of financial condition.

NOTE 1. ORGANIZATION AND BUSINESS

Eaton Partners, LLC ("Eaton Partners") is a limited liability company established in the State of Connecticut. Eaton Partners is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). On February 27, 2013, Eaton Partners registered as an introducing broker dealer with National Futures Association ("NFA"). Eaton Partners' business services include raising capital from institutional investors for investment funds or advisors and other consulting services. Eaton Partners operates from its headquarters in Connecticut with other offices in California, Texas, China, Hong Kong and United Kingdom.

CPE (UK) Limited ("CPE UK") is a wholly owned Subsidiary of Eaton Partners. CPE UK is a private limited company incorporated under the laws of the United Kingdom. On February 1, 2008, CPE UK formed Eaton Partners (UK) LLP ("EP UK LLP") to assist in marketing activities for Eaton Partners in Europe. CPE UK owns 99% of the partnership interest in EP UK LLP. EP UK LLP is registered with the Financial Conduct Authority (the "FCA"). CPE UK and EP UK LLP are herein collectively called "Eaton UK".

Eaton Partners formed Eaton Partners Investment Advisory (Shanghai) Co., Ltd ("Eaton Shanghai"), a wholly foreign owned enterprise (WFOE), to assist on business activities in China.

Eaton Partners formed Eaton Partners Advisors (HK) Limited ("Eaton HK"), a private limited company incorporated in Hong Kong. Eaton HK is registered to carry Type I regulated activities with the Securities and Futures Commission ("SFC"). Eaton Partners, Eaton UK, Eaton Shanghai and Eaton HK are herein collectively referred to as the "Company".

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to customers and, accordingly, is exempt from SEC Rule 15c3-3.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company. All significant intercompany transactions and balances have been eliminated in consolidation. The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates include assessing the collectability of fee receivables and other assets. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Translation of Foreign Financial Statements

The assets and liabilities of Eaton UK, Eaton Shanghai and Eaton HK are translated into U.S. dollars at exchange rates as of the date of the consolidated statement of financial condition. Revenue and expenses are translated into U.S. dollars at the average of the rates prevailing during the period. Adjustments resulting from translating foreign functional currency financial statements are reported as foreign currency translation in the consolidated statement of operations.

Minority Interest

In accordance with the Amended and Restated LLP Agreement, dated April 28, 2013, the percentage of the Company owned by third parties is presented as interest of minority partners in Eaton UK on the consolidated statement of financial condition and was $4 as of December 31, 2015. Net income or loss is allocated to the minority partners of Eaton UK in accordance with a service agreement between Eaton Partners and Eaton UK, as dated September 23, 2009.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents. As of December 31, 2015, the Company had cash and cash equivalent balances at four major commercial banks. At times the Company maintains over $250,000 in the bank accounts which is in excess of federally insured (FDIC) amounts.

Revenue Recognition

Fees are recognized when services are completed and the revenues are reasonably determinable, unless the service is rendered on a contingent fee basis in which case revenues are recognized upon satisfaction of the contingency.

Income Taxes

Eaton Partners is a limited liability company for U.S. federal and state income tax reporting as such, the members are responsible for the payment of income taxes. Eaton Partners uses the cash method for income tax reporting and the accrual basis for financial reporting. CPE UK is a limited company and is subject to certain taxes based on income in accordance with laws of the United Kingdom. The members of Eaton UK are responsible for the payment of income taxes. Eaton Shanghai and Eaton HK both are subject to local taxes in China and Hong Kong.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company is no longer subject to federal, state or local tax examinations by authorities for the years before 2012.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Depreciation

Property and equipment are stated at cost. Amortization and depreciation are computed using the straight-line method over the following estimated useful lives:

Leasehold improvements	Life of lease
Furniture and fixtures	7 years
Office equipment	5 years
Computer hardware and software	3 years

NOTE 3 FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

FASB ASC 820, *Fair Value Measurement* has no material effect on these financial statements.

NOTE 4. FEES RECEIVABLE

Fees receivable are contractually due to be paid to the Company (net of allowance of doubtful accounts) as follows:

2016	$ 25,944,146
2017	26,786,899
2018	2,243,277
2019	107,603
Thereafter	8,893,341
	$ 63,975,266

The Company has complied with the provisions of the FINRA's Notice to Members 84-48 with respect to concession receivables where a corresponding commission payable exists. Accordingly, as of December 31, 2015, $20,230,073 of fees receivable have been included in the computation of net capital.

The Company generally does not require collateral and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of clients, historical trends and other information. To date, such losses, if any, have been within management's expectations. At December 31, 2015 there was no allowance for doubtful accounts.

NOTE 5. PROPERTY AND EQUIPMENT

At December 31, 2015, property and equipment consists of the following:

Computer hardware	$ 645,746
Leasehold improvement	410,610
Furniture & fixtures	373,152
Computer software	408,025
Office equipment	92,308
Total	1,929,841
Less accumulated amortization and depreciation	(1,454,049)
Total Property and Equipment, Net	$ 475,792

Depreciation expense for the year ended December 31, 2015 was $207,243.

NOTE 6. COMMISSIONS PAYABLE

Eaton Partners has commission arrangements with former members, former and current employees and outside consultants (the "Economic Partners"). The arrangements provide for payments to be made to the Economic Partners when Eaton Partners receives payment from the associated clients. As of December 31, 2015, commission payable amounted to $10,887,314.

Commissions payable are due to be paid, subject to collection by Eaton Partners of the related fee receivables, as follows:

2016	$ 4,255,755
2017	4,054,837
2018	318,553
2019	29,379
Thereafter	2,228,790
	$ 10,887,314

The following is a reconciliation from the commission payable balance on the consolidated statement of financial condition to the commission payable used in the computation of net capital:

Commission Payable	$ 10,887,314
Discretionary Liability	9,342,759
Commission payable used in the computation of net capital	$ 20,230,073

Discretionary liability includes bonus payable.

NOTE 7. COMMITMENTS AND CONTINGENT LIABILITIES

Operating Leases

The Company has entered into non-cancelable operating leases for office facilities. Future minimum payments under the operating leases are as follows:

NOTE 7. COMMITMENTS AND CONTINGENT LIABILITIES (continued)

Operating Leases (continued)

2016	$	1,126,661
2017		939,965
2018		471,108
2019		176,168
	$	2,713,902

Related rent expense was $1,109,923 for the year ended December 31, 2015.

The Company had no equipment rental commitments, no underwriting commitments, and had not been named as defendant in any lawsuit at December 31, 2015 or during the year then ended.

NOTE 8. RELATED PARTY TRANSACTIONS

Eaton Partners and Eaton UK have entered into a service agreement dated September 23, 2009 (the "UK Service Agreement") whereby an amount equal to cost plus the standard operating budget will be paid by Eaton Partners to Eaton UK for the services provided by Eaton UK under the Service Agreement.

In addition, Eaton Partners and Eaton Shanghai have entered into a service agreement dated January 17, 2011 (the "Shanghai Service Agreement"). Eaton Partners and Eaton HK have also entered into a service agreement dated March 8, 2011 (the "HK Service Agreement"). The company has implemented cost plus methodologies in accordance with opinion from local tax and accounting authorities. Please see Note 11 in the accompanying notes to these consolidated financial statements for additional details on related party administration expenses.

The Eaton UK operating budget will be agreed for the year and revised by agreement between Eaton UK and Eaton Partners from time to time during each year. The operating budget includes any agreed monthly drawings of members of Eaton UK and the cost of any benefits which Eaton UK agrees to provide to its members pursuant to the UK Service Agreement. During 2015, Eaton Partners has incurred a charge of $591,809 for the services provided under the UK Service Agreement which is disclosed as Service fees on the accompanying consolidated statement of operations.

NOTE 9. NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of FINRA and NFA, Eaton Partners is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC, which requires the maintenance of minimum net capital as defined. Eaton Partners has elected to use the alternative method permitted by the Rule, which requires Eaton Partners to maintain minimum net capital equal to $250,000. At December 31, 2015, Eaton Partners had net capital of $1,635,598 which was $1,385,598 in excess of its required net capital of $250,000.

NOTE 10. CONCENTRATION

For the year ended December 31, 2015, three clients accounted for 37%, 16%, and 6%, for an aggregate of 59% of fee income. Three clients accounted for 35%, 17% and 11%, for an aggregate of 63% of fee receivables at December 31, 2015.

NOTE 11. CONSOLIDATED SUBSIDIARIES

The following is a summary of the financial information of the Subsidiaries:

	Eaton UK	Eaton Shanghai	Eaton HK
Total assets	$ 899,190	$ 141,861	$ 1,129,562
Members' capital	216,420	102,686	801,025

The Subsidiaries' shareholder's capital is not included as capital for purposes of calculating Eaton Partners' net capital in accordance with SEC Uniform Net Capital Rule (Rule 15c3-1).

During 2015, Eaton UK incurred $2,626,604, in administrative expenses which were eliminated from general and administrative expenses in the accompanying consolidated statement of operations. Respectively, Eaton Shanghai and Eaton HK also incurred $615,239 and $1,794,886 in administrative expenses which were eliminated from in general and administrative expenses that are shown in the accompanying consolidated statement of operations in 2015.

NOTE 12. GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

NOTE 12. GUARANTEES (continued)

Subordinated borrowings

Borrowings included a loan ("Loan") to Eaton Partners from one of its members where Eaton Partners, pursuant to a Security Agreement ("Agreement"), dated September 10, 2012, provided security interest for the member's loan to a bank. The Agreement between the member and the bank allows for Eaton Partners to be able to draw on the Loan facility under the subordinated loan provisions as allowed under FINRA rules. The Agreement contained restrictive covenants that required that Eaton Partners, among other things, maintain all depository and operating cash accounts with an affiliate of the bank. As of December 31, 2015 pursuant to a Subordinated Loan Agreement ("SLA") between the member ("Lender") and Eaton Partners ("Borrower"), as dated September 14, 2012, Eaton Partners had borrowed $5,000,000. The Company has not issued any other security interests at December 31, 2015 or during the year then ended. As of November 25, 2015, Eaton Partners converted the subordinated borrowing $5,000,000 to members' capital.

NOTE 13. EMPLOYEE BENEFIT PLAN

During 2015, Eaton Partners payroll services were administrated by a Professional Employment Organization ("PEO"). The PEO also administers Eaton Partners profit sharing plans. Eaton Partners made a contribution of $132,380 for the year ended December 31, 2015.

NOTE 14. SUBSEQUENT EVENTS

Subsequent events have been evaluated through the period that these financial statements were available to be issued. Effective January 4, 2016, Stifel Financial Corp acquired 100% membership interests of Eaton Partners, LLC and became its sole member.

EATON PARTNERS, LLC & SUBSIDIARIES

CONSOLIDATED

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

PUBLIC